Canyon Resources Corporation

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT
UNDER
SECTION 14(d)(1) OR 13(e) (1) OF THE
SECURITIES EXCHANGE ACT OF 1934

CANYON RESOURCES CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Warrants to Purchase Common Stock
(Title of Class of Securities)

138 869 30 0
(CUSIP Number of Class of Securities of Underlying Shares)

Richard H. De Voto
President
14142 Denver West Parkway, Suite 250, Golden, Colorado 80401
Registrant’s telephone number: (303) 278-8464
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Scott M. Reed
Law Office of Reed & Reed, P. C.
4450 Arapahoe Avenue, Suite 1000
Boulder, Colorado
(303) 415-2565

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$4,429,824	$359

Item 1. Summary Term Sheet.
Item 2. Subject Company Information.
Item 3. Identity and Background of Filing Person.
Item 4. Terms of the Transaction.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
Item 6. Purposes of the Transaction and Plans or Proposals.
Item 7. Source and Amount of Funds or Other Consideration.
Item 8. Interest in Securities of the Subject Company.
Item 9. Person/Assets, Retained, Employed, Compensated or Used.
Item 10. Financial Statements.
Item 11. Additional Information.
Item 12. Exhibits.
Item 13. Information Required by Schedule 13E-3.
SIGNATURE
INDEX TO EXHIBITS
EX-(a)(1)(i) Offer to Exchange Warrants for Shares
EX-(a)(1)(ii) Letter from Richard H. De Voto
EX-(a)(1)(iii) Election Form
EX-(a)(1)(iv) Notice to Withdraw from Offer
EX-(a)(1)(v) Receipt of Election Form, Certificate
EX-(a)(1)(vi) Receipt of Notice to Withdraw
EX-(a)(1)(vii) Acceptance of Price and Warrants
EX-(a)(1)(xii) Form of New Warrant
EX-(d)(i) 1993 Incentive Stock Plan
EX-(d)(ii) Non-Qualified Stock Option Plan

*	Calculated solely for purposes of determining the filing fee. This amount assumes that Warrants to purchase 1,602,860 shares of common stock of Canyon Resources Corporation having an aggregate value of $2,265,963 as of June 30, 2003, will be exchanged and or cancelled pursuant to this Offer. The aggregate value of such Warrants was calculated based on the Black-Scholes option pricing model. The transaction valuation also includes the aggregate cash Exercise Prices of $2,163,861 if Warrants to purchase all 1,602,860 shares are exchanged. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $80.90 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form on Schedule and the date of its filing.

Amount Previously Paid: Not applicable. Form or Registration No.: Not applicable. Filing Party: Not applicable. Date File: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:☐

Item 1.	Summary Term Sheet.
Item 2.	Subject Company Information.
Item 3.	Identity and Background of Filing Person.
Item 4.	Terms of the Transaction.
Item 5.	Past Contacts, Transactions, Negotiations and Agreements
Item 6.	Purposes of the Transaction and Plans or Proposals.
Item 7.	Source and Amount of Funds or Other Consideration.
Item 8.	Interest in Securities of the Subject Company.
Item 9.	Person/Asset, Retained, Employed, Compensated or Used.
Item 10.	Financial Statements.
Item 11.	Additional Information.
Item 12.	Exhibits
Item 13.	Information Required by Schedule 13E-3.
SIGNATURE
EXHIBIT

Item 1. Summary Term Sheet.

     The information set forth under the caption “Summary Term Sheet” in the Offer to Exchange an Exercise Price and Certain Outstanding Warrants for Common Shares and New Warrants dated July 9, 2003 (“Offer to Exchange”), a copy of which is attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference.

Item 2. Subject Company Information.

     (a)  Name and Address.

     The name of the issuer is Canyon Resources Corporation, a Delaware corporation (“Canyon” or the “Company”). The address of its principal executive office is 14142 Denver West Parkway, Suite 250, Golden, Colorado 80401. The telephone number at that address is 303/278-8464.

     (b)  Securities.

     The class of equity securities subject to the Offer are Warrants with an exercise price equal to $1.67 per share that are currently outstanding to purchase an aggregate of 1,602,860 shares of the Company’s Common stock par value of $0.01.

     (c)  Trading Market and Price.

     The information set forth in the Offer to Exchange under the caption “The Offer-Price range of shares underlying the Warrants” (Section 8) is incorporated herein for reference.

Item 3. Identity and Background of Filing Person.

     (a)  Name and address.

     The filing person is the issuer. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4. Terms of the Transaction.

     (a)  Material Terms.

     The information set forth in the Offer to Exchange under the captions “Summary Term Sheet,” “The Offer-Eligibility” (Section 1), “The Offer-Exercise Price; Common Shares; New Warrants; Expiration Date” (Section 2), “The Offer-Procedures for tendering Exercise Prices and Warrants” (Section 4), “The Offer-Withdrawal rights” (Section 5), “The Offer-Acceptance of Exercise Price and Warrants for exchange and issuance of common stock and New Warrants” (Section 6), “The Offer-Conditions of the Offer” (Section 7), “The Offer-Source and amount of consideration; terms of New Warrants” (Section 9), “The Offer-Status of Warrants acquired by us in the Offer” (Section 12), “The Offer-Legal matters; regulatory approvals” (Section 13), “The Offer-Material U.S. federal income tax consequences” (Section 14), and “The Offer-Extension of Offer; termination; amendment” (Section 15) are incorporated herein by reference.

     (b)  Purchases.

     The information set forth in the Offer to Exchange under the caption “The Offer-Interests of directors and officers; transactions and arrangements concerning the Warrants and Common Stock” (Section 11) is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

     (a)  Agreements Involving the Subject Company’s Securities.

     The information set forth in the Offer to Exchange under the caption “The Offer-Interests of directors and officers; transactions and arrangements concerning the Warrants and Common Stock” (Section 11) is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

     (a)  Purposes.

     The information set forth in the Offer to Exchange under the caption “The Offer-Purpose of the Offer (Section 3) is incorporated herein by reference.

     (b)  Use of Securities Acquired.

     The information set forth in the Offer to Exchange under the captions “The Offer-Acceptance of Exercise Price and Warrants for exchange and issuance of Common Stock and New Warrants” (Section 6) and “The Offer-Status of Warrants acquired by us in the Offer” (Section 12) is incorporated herein by reference.

     (c)  Plans.

     The information set forth in the Offer to Exchange under the captions “The Offer-Purpose of the Offer” (Section 3) and “The Offer-Interests of directors and officers; transactions and arrangements concerning the Warrants and Common Stock” (Section 11) is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

     (a)  Source of Funds.

     The information set forth in the Offer to Exchange under the captions “The Offer-Source and amount of consideration; terms of New Warrants” (Section 9) and “The Offer-Fees and expenses” (Section 16) is incorporated herein by reference.

     (b)  Conditions.

     Not applicable.

     (c)  Borrowed Funds.

     Not applicable.

Item 8. Interest in Securities of the Subject Company.

     (a)  Securities Ownership.

     The information set forth in the Offer to Exchange under the caption “The Offer-Interests of directors and officers; transactions and arrangements concerning the Warrants and Common Stock” (Section 11) is incorporated herein by reference.

     (b)  Securities Transactions.

     The information set forth in the Offer to Exchange under the caption “The Offer-Interests of directors and officers; transactions, and arrangements concerning the Warrants and Common Stock” (Section 11) is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

     (a)  Solicitations or Recommendations.

     Not applicable.

Item 10. Financial Statements.

     (a)  Financial Information.

     The information set forth in the Offer to Exchange under the captions “The Offer-Information concerning Canyon Resources Corporation” (Section 10), “The Offer-Additional information” (Section 17) and “The Offer-Financial information” (Section 18) is incorporated herein by reference. In addition, the information (i) on pages 42 through 71 of Canyon’s Annual Report on Form 10-K for its fiscal year ended December 31, 2002 and (ii) on pages 2 through 16 of Canyon’s Quarterly Report on Form 10-Q for its first fiscal quarter ended March 31, 2003, is incorporated herein by reference, and such filings can be accessed electronically on the Internet website of the Securities and Exchange Commission at http://www.sec.gov.

     (b)  Pro Forma Information.

     The information set forth in the Offer to Exchange under the caption “Summary Unaudited Pro Forma Financial Information” (Section 18) is incorporated herein by reference.

Item 11. Additional Information.

     (a)  Agreements, Regulatory Requirements and Legal Proceedings.

     The information set forth in the Offer to Exchange under the caption “The Offer-Legal matters; regulatory approvals” (Section 13) is incorporated herein by reference.

     (b)  Other Material Information.

     Not applicable.

Item 12. Exhibits.

Exhibit
Number	Description

(a)(1)(i)	Offer to Exchange an Exercise Price and Certain Outstanding Warrants for Common Shares and New Warrants, dated July 9, 2003.
(a)(1)(ii)	Letter from Richard H. De Voto dated July 9, 2003.
(a)(1)(iii)	Election Form.
(a)(1)(iv)	Form of Notice to Withdraw from the Offer.
(a)(1)(v)	Form of Confirmation of Receipt of Election Form, Warrant Certificate and Exercise Price.
(a)(1)(vi)	Form of Confirmation of Receipt of Notice to Withdraw From the Offer.
(a)(1)(vii)	Form of Notification of Acceptance of Exercise Price and Tendered Warrants and cancellation of tendered Warrants.
(a)(1)(viii)	Canyon Resources Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2002, previously filed with the Securities and Exchange Commission on April 16, 2003 and incorporated herein by reference and Amendment No. 1 on Form 10-K/A filed with the Securities and Exchange Commission on May 28, 2003 and herein incorporated by reference.
(a)(1)(ix)	Canyon Resources Corporation Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, previously filed with the Securities and Exchange Commission on May 15, 2003, and incorporated herein by reference.
(a)(1)(x)	Canyon Resources Corporation Definitive Proxy Statement for its 2003 Annual Meeting filed with the Securities and Exchange Commission on April 30, 2003 and incorporated herein by reference.
(a)(1)(xi)	Canyon Resources Corporation Common Stock Prospectus dated July 9, 2003, filed with the Securities and Exchange Commission as part of Canyon’s Post Effective Amendment #2 to Form S-3 Registration Statement (File No. 333-89412) on July 9, 2003 and incorporated herein by reference.
(a)(1)(xii)	Form of New Warrant.
(b)	Not applicable.
(d)(i)	Canyon Resources Corporation 1993 Incentive Stock Plan filed herewith.
(d)(ii)	Canyon Resources Corporation Non-Qualified Stock Option Plan filed herewith.
(g)	Not applicable.
(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

     (a)  Not applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

CANYON RESOURCES CORPORATION

By: /s/ Richard H. De Voto Richard H. De Voto President

Dated:   July 9, 2003

INDEX TO EXHIBITS

Exhibit
Number	Description

(a)(1)(i)	Offer to Exchange an Exercise Price and Certain Outstanding Warrants for Common Shares and New Warrants, dated July 9, 2003.
(a)(1)(ii)	Letter from Richard H. De Voto dated July 9, 2003.
(a)(1)(iii)	Election Form.
(a)(1)(iv)	Form of Notice to Withdraw from the Offer.
(a)(1)(v)	Form of Confirmation of Receipt of Election Form, Warrant Certificate and Exercise Price.
(a)(1)(vi)	Form of Confirmation of Receipt of Notice to Withdraw From the Offer.
(a)(1)(vii)	Form of Notification of Acceptance of Exercise Price and Tendered Warrants and cancellation of tendered Warrants.
(a)(1)(viii)	Canyon Resources Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2002, previously filed with the Securities and Exchange Commission on April 16, 2003 and incorporated herein by reference and Amendment No. 1 on Form 10-K/A filed with the Securities and Exchange Commission on May 28, 2003 and herein incorporated by reference.
(a)(1)(ix)	Canyon Resources Corporation Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, previously filed with the Securities and Exchange Commission on May 15, 2003, and incorporated herein by reference.
(a)(1)(x)	Canyon Resources Corporation Definitive Proxy Statement for its 2003 Annual Meeting filed with the Securities and Exchange Commission on April 30, 2003 and incorporated herein by reference.
(a)(1)(xi)	Canyon Resources Corporation Common Stock Prospectus dated July 9, 2003, filed with the Securities and Exchange Commission as part of Canyon’s Post Effective Amendment #2 to Form S-3 Registration Statement (File No. 333-89412) on July 9, 2003 and incorporated herein by reference.
(a)(1)(xii)	Form of New Warrant.
(b)	Not applicable.
(d)(i)	Canyon Resources Corporation 1993 Incentive Stock Plan filed herewith.
(d)(ii)	Canyon Resources Corporation Non-Qualified Stock Option Plan filed herewith.